Exhibit 12.1
IRWIN FINANCIAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(In Thousands)	2007	2006	2005	2004	2003
Including Interest on Deposits

Earnings:
Earnings from continuing operations before income taxes	$(29,183)	$56,271	$56,842	$80,216	$(9,462)
Fixed charges from below	250,636	242,089	137,121	80,137	80,946

Earnings from continuing operations	$221,453	$298,360	$193,963	$160,353	$71,484

Fixed charges:
Interest expense	$250,636	$242,089	$137,121	$80,137	$80,946

Ratio of earnings to fixed charges	0.88 x	1.23 x	1.41 x	2.00 x	0.88 x

Excluding Interest on Deposits

Earnings:
Earnings from continuing operations before income taxes	$(29,183)	$56,271	$56,842	$80,216	$(9,462)
Fixed charges from below	113,276	109,868	53,260	35,650	38,581

Earnings from continuing operations	$84,093	$166,139	$110,102	$115,866	$29,119

Fixed charges:
Interest expense, excluding interest on deposits	$113,276	$109,868	$53,260	$35,650	$38,581

Ratio of earnings to fixed charges	0.74 x	1.51 x	2.07 x	3.25 x	0.75 x